Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 30, 2019 DATE, TIME AND PLACE: On May 30, 2019, 1 p.m., at Av. Brigadeiro Faria Lima, 3.500, 4º andar, in São Paulo, State of São Paulo. CHAIRMAN: Roberto Egydio Setubal – Co-Chairman. QUORUM: Mast of the members. RESOLUTIONS UNANIMOUSLY MADE: Taking into consideration that: a) on December 15, 2017, the Board of Directors authorized the buy back of own shares in the period from December 20, 2017 to June 19, 2019, up to the limits of 28,616,649 common shares and 50,000,000 preferred shares; b) in the period from December 20, 2017 to April 30, 2019, we bought back 14,421,132 common shares and 13,100,000 preferred shares; c) on February 22, 2018, the Board of Directors authorized cancellation of common shares held in treasury, so that as at April 30, 2019 there were 61,195,092 preferred shares in treasury; and d) the potential purposes of the stock acquisition process are to: (i) maximize the allocation of capital through the efficient investment of the available resources; (ii) provide for the delivery of shares to employees and management members of the Company and its subsidiaries within the scope of the remuneration models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, namely incentive to innovation and efficiency projects; and/or (iv) use the shares bought back should there be business opportunities in the future. Resolve: (1) to terminate early, on this date, the buyback program of own stock approved at the meeting held on December 15, 2017; (2) to approve a new stock buyback program, which will become effective on May 31, 2019, authorizing the buy back of up to 15,000,000 of own common shares and 75,000,000 own preferred shares, without the reduction of the capital amount, to be held in treasury, cancelled or replaced in the market, in accordance with paragraphs 1 and 2 of Article 30 of Law No. 6,404/76 and CVM Instruction No. 567/15; Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 30, 2019 DATE, TIME AND PLACE: On May 30, 2019, 1 p.m., at Av. Brigadeiro Faria Lima, 3.500, 4º andar, in São Paulo, State of São Paulo. CHAIRMAN: Roberto Egydio Setubal – Co-Chairman. QUORUM: Mast of the members. RESOLUTIONS UNANIMOUSLY MADE: Taking into consideration that: a) on December 15, 2017, the Board of Directors authorized the buy back of own shares in the period from December 20, 2017 to June 19, 2019, up to the limits of 28,616,649 common shares and 50,000,000 preferred shares; b) in the period from December 20, 2017 to April 30, 2019, we bought back 14,421,132 common shares and 13,100,000 preferred shares; c) on February 22, 2018, the Board of Directors authorized cancellation of common shares held in treasury, so that as at April 30, 2019 there were 61,195,092 preferred shares in treasury; and d) the potential purposes of the stock acquisition process are to: (i) maximize the allocation of capital through the efficient investment of the available resources; (ii) provide for the delivery of shares to employees and management members of the Company and its subsidiaries within the scope of the remuneration models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, namely incentive to innovation and efficiency projects; and/or (iv) use the shares bought back should there be business opportunities in the future. Resolve: (1) to terminate early, on this date, the buyback program of own stock approved at the meeting held on December 15, 2017; (2) to approve a new stock buyback program, which will become effective on May 31, 2019, authorizing the buy back of up to 15,000,000 of own common shares and 75,000,000 own preferred shares, without the reduction of the capital amount, to be held in treasury, cancelled or replaced in the market, in accordance with paragraphs 1 and 2 of Article 30 of Law No. 6,404/76 and CVM Instruction No. 567/15;

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 30, 2019 – 1 pm page 2 (3) to grant the Executive Board powers to establish the opportunity for the acquisition of shares within these limits; (4) that these buybacks must be carried out on stock exchanges in the period from May 31, 2019 to November 30, 2020, at market value, and intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city of São Paulo (State of São Paulo); and (5) to register that the information contained in Attachment 30-XXXVI of CVM Instruction No. 480/09 is included in Attachment I to these minutes. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 30, 2019. (undersigned) Roberto Egydio Setubal – Co-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Members of the Board. ALEXSANDRO BROEDEL LOPES Group Executive Finance Director and Head of Investor Relations SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 30, 2019 – 1 pm page 2 (3) to grant the Executive Board powers to establish the opportunity for the acquisition of shares within these limits; (4) that these buybacks must be carried out on stock exchanges in the period from May 31, 2019 to November 30, 2020, at market value, and intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city of São Paulo (State of São Paulo); and (5) to register that the information contained in Attachment 30-XXXVI of CVM Instruction No. 480/09 is included in Attachment I to these minutes. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 30, 2019. (undersigned) Roberto Egydio Setubal – Co-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Members of the Board. ALEXSANDRO BROEDEL LOPES Group Executive Finance Director and Head of Investor Relations

ATTACHMENT I ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 ATTACHMENT 30-XXXVI TO CVM INSTRUCTION No. 480/09 (Trading of Own Shares) 1. Justify in detail the purpose and the economic effects expected from the transaction: Purpose The potential purposes of the stock acquisition process are: (i) maximize the allocation of capital through the efficient investment of the available resources; (ii) provide for the delivery of shares to employees and management members of the Company and its subsidiaries within the scope of the remuneration models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, namely incentive to innovation and efficiency projects; and/or (iv) use the shares bought back should there be business opportunities in the future. Economic Effects The acquisition of its own shares may have the following impacts: · For stockholders: (i) greater return in the form of dividends since the shares acquired by the Company are withdrawn from market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the stockholder if the shares are cancelled. · For the Company: (i) optimization in the use of the resources available for investment; and (ii) change in the capital ratio. In the event of the buyback of the totality of the shares within this program, the financial amount spent will not have significant accounting effects on the Company’s results. 2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock. Shares comprising the free float: 387,552,873 common shares and 4,799,620,375 preferred shares listed as at April 30, 2019. Shares held as treasury stock: 61,195,092 preferred shares, as at April 30, 2019. There are no common shares held in treasury. 3. Inform the number of shares that may be acquired or sold. Up to 15,000,000 common shares and 75,000,000 preferred shares may be bought back without the reduction of the capital amount, equivalent to approximately 3.87% of the 387,552,873 common shares comprising the free float and 1.56% of the 4,799,620,375 preferred shares comprising the free float, as at April 30, 2019. ATTACHMENT I ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 ATTACHMENT 30-XXXVI TO CVM INSTRUCTION No. 480/09 (Trading of Own Shares) 1. Justify in detail the purpose and the economic effects expected from the transaction: Purpose The potential purposes of the stock acquisition process are: (i) maximize the allocation of capital through the efficient investment of the available resources; (ii) provide for the delivery of shares to employees and management members of the Company and its subsidiaries within the scope of the remuneration models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, namely incentive to innovation and efficiency projects; and/or (iv) use the shares bought back should there be business opportunities in the future. Economic Effects The acquisition of its own shares may have the following impacts: · For stockholders: (i) greater return in the form of dividends since the shares acquired by the Company are withdrawn from market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the stockholder if the shares are cancelled. · For the Company: (i) optimization in the use of the resources available for investment; and (ii) change in the capital ratio. In the event of the buyback of the totality of the shares within this program, the financial amount spent will not have significant accounting effects on the Company’s results. 2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock. Shares comprising the free float: 387,552,873 common shares and 4,799,620,375 preferred shares listed as at April 30, 2019. Shares held as treasury stock: 61,195,092 preferred shares, as at April 30, 2019. There are no common shares held in treasury. 3. Inform the number of shares that may be acquired or sold. Up to 15,000,000 common shares and 75,000,000 preferred shares may be bought back without the reduction of the capital amount, equivalent to approximately 3.87% of the 387,552,873 common shares comprising the free float and 1.56% of the 4,799,620,375 preferred shares comprising the free float, as at April 30, 2019.

ATTACHMENT TO THE SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 30, 2019 – 1 pm page 2 4. Describe the main characteristics of the derivative instruments that the company may use in the future, if any. The Company will not use derivative instruments. 5. Describe any agreements or existing voting instructions between the company and the counterparty to the transactions. The acquisitions of shares will be carried out through transactions on the stock exchange and there are no voting instructions between the Company and the counterparties to the transaction. 6. In the event that transactions are carried out outside the organized securities markets, please inform: (a) the maximum (minimum) price for which the shares will be bought back (sold); and (b) if applicable, the reasons justifying the transaction at prices of more than ten percent (10%) higher, in the case of buyback, or more than ten per cent (10%) lower, in the case of sale, at the average price, weighted by volume, in the previous ten (10) trading days. Not applicable since the buy back of shares issued by the Company will be carried out through transaction on a stock exchange at market value. 7. Inform, if any, the impacts that trading will have on the shareholding composition or the management structure of the company. There will be no impact on the management structure of the Company as a result of the buyback of shares issued by the Company nor will there be an impact on the shareholding composition since the Company has a defined controlling stake. 8. Identify the counterparties, if known, and, in the event that the counterparty is a party related to the company, as set out in the accounting rules that cover this matter, also supply information required by Article 8 of CVM Instruction No. 481 of December 17, 2009. The buyback of shares issued by the Company will be carried out through transactions on a stock exchange and the counterparties are unknown. 9. Indicate the use of the proceeds, if applicable. Not applicable since, for the moment, the transactions will be limited to the buyback of shares and not the sale of shares. 10. Indicate the final deadline for the settlement of the authorized transactions. The final deadline for the settlement of the approved transactions is November 30, 2020. ATTACHMENT TO THE SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 30, 2019 – 1 pm page 2 4. Describe the main characteristics of the derivative instruments that the company may use in the future, if any. The Company will not use derivative instruments. 5. Describe any agreements or existing voting instructions between the company and the counterparty to the transactions. The acquisitions of shares will be carried out through transactions on the stock exchange and there are no voting instructions between the Company and the counterparties to the transaction. 6. In the event that transactions are carried out outside the organized securities markets, please inform: (a) the maximum (minimum) price for which the shares will be bought back (sold); and (b) if applicable, the reasons justifying the transaction at prices of more than ten percent (10%) higher, in the case of buyback, or more than ten per cent (10%) lower, in the case of sale, at the average price, weighted by volume, in the previous ten (10) trading days. Not applicable since the buy back of shares issued by the Company will be carried out through transaction on a stock exchange at market value. 7. Inform, if any, the impacts that trading will have on the shareholding composition or the management structure of the company. There will be no impact on the management structure of the Company as a result of the buyback of shares issued by the Company nor will there be an impact on the shareholding composition since the Company has a defined controlling stake. 8. Identify the counterparties, if known, and, in the event that the counterparty is a party related to the company, as set out in the accounting rules that cover this matter, also supply information required by Article 8 of CVM Instruction No. 481 of December 17, 2009. The buyback of shares issued by the Company will be carried out through transactions on a stock exchange and the counterparties are unknown. 9. Indicate the use of the proceeds, if applicable. Not applicable since, for the moment, the transactions will be limited to the buyback of shares and not the sale of shares. 10. Indicate the final deadline for the settlement of the authorized transactions. The final deadline for the settlement of the approved transactions is November 30, 2020.

ATTACHMENT TO THE SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 30, 2019 – 1 pm page 3 11. Identify institutions that will act as intermediaries, if any. The buybacks will be intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city of São Paulo (State of São Paulo). 12. Specify the available funds to be used in accordance with Article 7, Paragraph 1 of CVM Instruction No. 567 of September 17, 2015. On March 31, 2019, the funds available for the buyback of the shares issued by the Company reached: ü R$1,559,417,123.93 in Capital Reserves; and ü R$22,849,664,493.90 in Statutory Revenue Reserves. 13. Specify the reasons for which members of the board of directors feel comfortable that the buyback of shares will not have an adverse impact on the ability to comply with obligations assumed with creditors or the payment of mandatory dividends, whether fixed or minimum. The Board of Directors understands that the settlement of the buyback of own shares is compatible with the Company’s financial position and it does not foresee any impact on compliance with the obligations assumed, considering that: · The Company manages its liquidity reserves based on estimates of the resources that will be available for investment, taking into consideration the continuity of business in usual conditions. Therefore, full payment ability is assured in relation to the financial commitments assumed. For further details, please see the Note “Cash and Cash Equivalents” in the Company’s Financial Statements on the Investor Relations website (www.itau.com.br/relacoes-com-investidores). ____________________________________ ATTACHMENT TO THE SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 30, 2019 – 1 pm page 3 11. Identify institutions that will act as intermediaries, if any. The buybacks will be intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city of São Paulo (State of São Paulo). 12. Specify the available funds to be used in accordance with Article 7, Paragraph 1 of CVM Instruction No. 567 of September 17, 2015. On March 31, 2019, the funds available for the buyback of the shares issued by the Company reached: ü R$1,559,417,123.93 in Capital Reserves; and ü R$22,849,664,493.90 in Statutory Revenue Reserves. 13. Specify the reasons for which members of the board of directors feel comfortable that the buyback of shares will not have an adverse impact on the ability to comply with obligations assumed with creditors or the payment of mandatory dividends, whether fixed or minimum. The Board of Directors understands that the settlement of the buyback of own shares is compatible with the Company’s financial position and it does not foresee any impact on compliance with the obligations assumed, considering that: · The Company manages its liquidity reserves based on estimates of the resources that will be available for investment, taking into consideration the continuity of business in usual conditions. Therefore, full payment ability is assured in relation to the financial commitments assumed. For further details, please see the Note “Cash and Cash Equivalents” in the Company’s Financial Statements on the Investor Relations website (www.itau.com.br/relacoes-com-investidores). ____________________________________